

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   December 9, 2009

J. Cameron Drecoll
Chief Executive Officer
Broadwind Energy, Inc.
47 East Chicago Avenue
Suite 332
Naperville, IL 60540

> **Re: Broadwind Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 2, 2009**
> **File No. 333-162790**
>
> **Annual Report on Form 10-K**
> **For the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-34278**
>
> **Quarterly Report on Form 10-Q**
> **For the Period Ended September 30, 2009**
> **Filed November 2, 2009**
> **File No. 001-34278**

Dear Mr. Drecoll:

We have reviewed your filings and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 25

1. We have read your response to comment 6 from our letter dated November 25, 2009. Please briefly discuss with quantification in the narrative section below the capitalization table or in another section of the filing the positive impact that the debt repayment would have on a pro forma basis to your net loss for the year ended December 31, 2008 and the interim nine months ended September 30, 2009 due to the decrease in interest expense.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

2. We have read your response to comment 14 from our letter dated November 25, 2009. On pages 37 and 41, please disclose with quantification the business reasons for changes between periods in Corporate and Other selling, general and administrative expenses.

<u>Liquidity, Financial Position and Capital Resources, page 49</u>

3. We have read your response to comment 20 from our letter dated November 25, 2009. It appears based upon your disclosures in the filing that you have required several waivers and amendments of various debt agreements. Please consider the need to include more detailed information in the filing regarding each of your material debt covenants, including a comparison of the ratios/amounts required under these covenants and your actual ratios/amounts. Please also consider disclosing how each covenant is computed. Also, if EBITDA as defined in your debt agreements includes other adjustments, please retitle it accordingly and disclose the additional adjustments made. One choice may be to retitle it as Adjusted EBITDA.

<u>Interim Financial Statements – September 30, 2009</u>

<u>General</u>

4. Please address the comments below on your annual financial statements in your interim financial statements as well.

<u>Financial Statements – December 31, 2008</u>

<u>21. Segment Reporting, page F-71</u>

5. We have read your response to comment 40 from our letter dated November 25, 2009. You indicate that you have aggregated your five operating businesses into two reportable segments. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include

detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Period Ended September 30, 2009
General

6. Please address the comments above in your future 1934 Act filings as applicable.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert L. Verigan, Esq.
        Sidley Austin LLP
        One South Dearborn Street
        Chicago, IL 60603